UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the fiscal year ended December 31, 2014

OR

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)

For the transition period from ___to ___

Commission file number 001-00035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Electric Company 3135 Easton Turnpike Fairfield, Connecticut 06828-0001

GE RETIREMENT SAVINGS PLAN
December 31, 2014 and 2013
Table of Contents

Page Number(s)

Report of Independent Registered Public Accounting Firm	3
Financial Statements: Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013	4
Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 2014 and 2013	5

Notes to Financial Statements	6 - 18

Supplemental Schedule: (i)
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014	19 - 23

Exhibits:
23 Consent of Independent Registered Public Accounting Firm

(i) Schedules required by Form 5500 that are not applicable have not been included.

Report of Independent Registered Public Accounting Firm
General Electric Company, as Administrator
 GE Retirement Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the GE Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2014 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, is fairly stated in all material respects in relation to the 2014 financial statements as a whole.
Albany, New York
/s/ KPMG LLP
June 23, 2015

GE RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
December 31, 2014 and 2013
(in thousands)

	2014	2013
Assets:

Investments at fair value (notes 3 and 4)	$26,517,822	$26,880,579
Notes receivable from participants	434,171	426,859
Employer contribution receivable	3,432	3,491
Accrued dividends and interest	89,517	91,038
Other assets	54,343	61,553
Total assets	27,099,285	27,463,520

Liabilities:

Other liabilities	49,266	82,668
Total liabilities	49,266	82,668

Net assets available for plan benefits	$27,050,019	$27,380,852

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits
Years Ended December 31, 2014 and 2013
(in thousands)

	2014	2013
Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments (note 3)	$(885,137)	$4,710,034
Interest and dividend income:
General Electric Company Common Stock	349,480	323,134
Registered investment companies	756,497	535,156
Other investments	9,295	8,784
	230,135	5,577,108

Interest on notes receivable from participants	18,937	18,782

Contributions:
Employee	1,090,534	1,001,979
Employer	465,519	413,642
	1,556,053	1,415,621

Total additions	1,805,125	7,011,511

Deductions from net assets attributed to:
Participant withdrawals	2,135,958	1,917,946

Net increase (decrease)	(330,833)	5,093,565

Beginning of year	27,380,852	22,287,287
End of year	$27,050,019	$27,380,852

See accompanying notes to financial statements.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(1)	Description of the Plan
The GE Retirement Savings Plan (the "Plan") is a defined contribution plan sponsored by General Electric Company ("the Company").  Effective January 1, 2014, the Plan was amended to change its name from GE Savings and Security Program to GE Retirement Savings Plan ("RSP").  As a result, other Plan-related names also changed accordingly, as identified in these notes.
The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The assets of the Plan are held in and invested through the GE Retirement Savings Trust (the "Trust").
Fidelity Investments® is the Plan's recordkeeper.  The Plan Trustees (all of whom are officers of GE Asset Management Incorporated ("GEAM"), a wholly owned subsidiary of the Company) have appointed Fidelity Management Trust Company ("FMTC") as the directed Trustee of the Trust.
GEAM is the investment adviser to six of the Plan's investment options, which include actively managed funds in equity and fixed income asset classes. BlackRock Institutional Trust Company, N.A. ("BlackRock") is the investment adviser to six of the Plan's investment options, which include passively managed funds in equity and fixed income classes (collectively referred to herein as the "Index Funds").  AllianceBernstein, L.P. ("AllianceBernstein") is the investment adviser to the Plan's suite of thirteen Target Retirement Date Funds.  Effective July 15, 2014, State Street Global Advisors, a division of State Street Bank and Trust Company ("SSgA") became the investment manager for the GE RSP Government Money Market Fund, replacing GEAM.  State Street Bank and Trust Company is the custodian of all Plan assets except for the GE Stock Fund, the Index Funds and the U.S. Bond Fund (as defined below). FMTC is the custodian of the GE Stock Fund.  Blackrock is the custodian of the Index Funds.  The Federal Reserve Bank is the custodian of the United States Savings Bonds in the U.S. Bond Fund.
The following description of the Plan is provided for general information purposes only.  The complete terms of the Plan are provided in the GE Retirement Savings Plan document (the "Plan Document").  Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.
Employee Contributions and Investment Options
Eligible employees of the Company and participating affiliates may participate in the Plan by investing up to 30% of their eligible earnings in one or more of the following investment options:
(a)
General Electric Common Stock Fund (the "GE Stock Fund") - The GE Stock Fund invests at least 98% of its assets in GE common stock, with the remainder held in cash or cash equivalents to provide for the GE Stock Fund's estimated liquidity needs.

(b)
GE RSP Income Fund (the "Income Fund") - The Income Fund managed by GEAM seeks a high interest rate of return over a long-term period consistent with the preservation of capital by investing at least 80% of its net assets in debt securities.

(c)
GE RSP U.S. Equity Fund (the "U.S. Equity Fund") - The U.S. Equity Fund managed by GEAM seeks long-term growth of capital and income by investing at least 80% of its net assets in equity securities of U.S. companies, such as common and preferred stocks.

(d)
GE Institutional International Equity Fund (the "International Fund") – The International Fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities, such as common and preferred stocks.  The International Fund invests primarily in companies in both developed and emerging market countries outside the United States.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(e)
GE Institutional Small-Cap Equity Fund (the "Small-Cap Fund") – The Small-Cap Fund managed by GEAM seeks long-term growth of capital by investing at least 80% of its net assets in equity securities of smaller companies, such as common and preferred stocks.

(f)
GE Institutional Strategic Investment Fund (the "Strategic Investment Fund") – The Strategic Investment Fund managed by GEAM seeks maximum total return (total return includes both income and capital appreciation) by investing primarily in a combination of U.S. and Non-U.S. equity and debt securities and cash.

(g)
Non-U.S. Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Morgan Stanley Capital International All Country World Index (MSCI ACWI) ex-US Net Dividend Return Index by investing in a portfolio of international equity securities to approximate, as closely as practicable, the capitalization weighted total rates of return of the markets in certain countries for publicly traded equity securities.

(h)
U.S. Aggregate Bond Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Barclays U.S. Aggregate Bond Index by investing in a representative sample of securities that collectively has an investment profile similar to the index.

(i)
U.S. Large-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P 500 Index by investing in large companies within the United States.

(j)
U.S. Mid-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the S&P Mid-Cap 400 Index by investing in medium-sized companies within the United States.

(k)
U.S. Small-Cap Equity Index Fund – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment performance of the Russell 2000 Index by investing in smaller companies within the United States.

(l)
U.S. Treasury Inflation-Protected Securities Index Fund (the "U.S. TIPS Index Fund") – A collective investment trust maintained and managed by BlackRock that seeks investment results that correspond generally to the investment  performance of the Barclays U.S. Treasury Inflation-Protected Securities Index by investing in substantially all of the securities that make up the index.

(m)
GE RSP Short-Term Interest Fund (the "ST Interest Fund") – The ST Interest Fund managed by GEAM seeks to preserve principal and achieve a market-related interest rate of return by investing primarily in a variety of investment-grade debt securities, such as U.S. government securities, asset-backed securities, corporate bonds and money market instruments.

(n)
GE RSP Government Money Market Fund (the "Money Market Fund"), formerly GE RSP Money Market Fund – The Money Market Fund managed by SSgA seeks a high level of current income consistent with the preservation of capital and maintenance of liquidity by investing at least 99.5% of its net assets in short-term U.S. government securities, cash and/or repurchase agreements that are collateralized by cash or U.S. government securities.

(o)
United States Savings Bonds (the "U.S. Bond Fund") – The Savings Bonds available under this option are Series "EE" Savings Bonds issued by the U.S. Treasury.  The Savings Bonds mature 30 years after their issue date and earn interest based on market yields for Treasury securities.  Each May 1 and November 1, the U.S. Government sets the rates for the Savings Bonds that apply for the next six months.  Principal and

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

accrued interest are credited when the Savings Bond is redeemed or on its maturity date.  Until a Plan participant has accumulated sufficient funds to purchase a Savings Bond, the amounts in the participant's account are invested in money market instruments and other short-term debt securities. Effective September 8, 2014, this option was closed to new investments.

(p)
Target Retirement Date Funds (the "TRD Funds") - The TRD Funds are daily valued separate accounts managed by AllianceBernstein.  The investment objective of each TRD Fund is to seek the highest total return (total return includes capital appreciation and income) over time consistent with an appropriate degree of risk, and a specified allocation among various types of assets.  To achieve its investment objective, each TRD Fund invests in a combination of underlying investment funds representing a variety of asset classes (the "Underlying Funds").  A TRD Fund's asset allocation changes over time and is expected to gradually shift from a combination of Underlying Funds that emphasizes investment in stocks to a combination of Underlying Funds that is more conservative and invests in bonds, stocks, and short-term investments.  Approximately 15 years after the target retirement date, the target asset allocation is expected to reach a "landing point" and become static. The suite of Target Retirement Date Funds includes the following:

Target Retirement Income Fund                                                                                                                    2025 Target Retirement Date Fund    2050 Target Retirement Date Fund
2005 Target Retirement Date Fund                                                                                                                  2030 Target Retirement Date Fund    2055 Target Retirement Date Fund
2010 Target Retirement Date Fund                                                                                                                  2035 Target Retirement Date Fund    2060 Target Retirement Date Fund
2015 Target Retirement Date Fund                                                                                                                  2040 Target Retirement Date Fund
2020 Target Retirement Date Fund                                                                                                                  2045 Target Retirement Date Fund

The GE Stock Fund, Income Fund, U.S Equity Fund, International Fund, Small-Cap Fund, Strategic Investment Fund, Index Funds, ST Interest Fund, Money Market Fund, U.S. Bond Fund and the TRD Funds are collectively referred to herein as the "Funds".
The Income Fund, U.S. Equity Fund, International Fund, Small-Cap Fund and Strategic Investment Fund are registered investment companies subject to specific disclosure and other requirements.  The following Plan information is available to participants and eligible employees upon request or may be obtained online at the Plan's website: audited financial statements and prospectuses or other disclosure documents of the registered investment companies; fund profiles for the GE Stock Fund, ST Interest Fund, Money Market Fund, U.S. Bond Fund, Index Funds and TRD Funds; and the GE Retirement Savings Plan Supplemental Information document containing certain information regarding all Funds.  Certain of the above documents comprising this Plan information are also affirmatively provided to participants and eligible employees in compliance with the requirements of the Department of Labor.
The Plan permits participants to invest compensation on which income taxes have and have not been paid ("after-tax" and "pre-tax", respectively).  The United States Internal Revenue Code limits the amount of pre-tax contributions that can be made each year. The limit for participants under age 50 was generally $17,500 in both 2014 and 2013.  For participants who were at least age 50 during the year, the limit was generally $23,000 in both 2014 and 2013.  The Plan also permits participants to make Roth contributions, which are combined with pre-tax contributions for purposes of these limits.
Participants may switch their investment balances (including rebalancing) up to 12 times each quarter.  Restrictions on such switches include a prohibition against switching balances into the U.S. Bond Fund, a prohibition against switching balances out of Savings Bonds held in custody that were purchased with after-tax contributions and certain restrictions on a participant's ability to engage in frequent trading in response to Securities and Exchange Commission requirements governing mutual funds.
Employer Contributions
The Plan generally provides for employer matching contributions of 50% of employees' contributions of up to 7% of their earnings, that is, a 3.5% maximum matching contribution.  For certain eligible employees, whose first day of work

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

was on or after January 1, 2005, such matching contributions are generally 50% of employees' contributions of up to 8% of earnings, that is, a 4% maximum matching contribution.
Certain eligible salaried employees (whose first day of work is on or after January 1, 2011) and certain eligible production employees (whose first day of work is on or after January 1, 2012) also receive a Company Retirement Contribution generally equal to 3% of their earnings, irrespective of any employee contributions.  Those production employees may also be eligible for an Additional Company Retirement Contribution ("ACRC") equal to $600 per year credited in the following January.  Hereinafter, the Company Retirement Contribution and the ACRC shall be referred to collectively as "Company Retirement Contributions" ("CRCs").  The CRCs are in addition to the employer matching contribution.  A participant who does not have a regular investment election on file will be electing to invest the CRCs in the TRD Fund consistent with the participant's age.
Effective January 1, 2014, the Plan was amended to automatically enroll current and newly hired non-union employees who are eligible for Company Retirement Contributions and who have not made an affirmative election regarding the amount (if any) of their own savings as electing to contribute 8% of eligible pay as pre-tax contributions.  This election entitles these employees to the maximum 4% matching contribution.  A participant who does not have a regular investment election on file will be electing to invest these contributions in the TRD Fund consistent with the participant's age.  These elections can be changed at any time before or after the employee is automatically enrolled.

Rollovers and Transfers from Other Qualifying Plans
Subject to Company approval, participants may elect to rollover amounts from other qualifying plans or arrangements in accordance with the Internal Revenue Code.  For the years ended December 31, 2014 and 2013, transfers from other qualifying plans or arrangements were $81.6 million and $62.5 million, respectively, and are included in employee contributions in the statements of changes in net assets available for plan benefits.
Withdrawals
Subject to certain limitations prescribed by the Plan and the Internal Revenue Code, terminated participants may elect retirement or other termination withdrawals in either lump sum or partial payments.  Currently, employed participants may make up to seven withdrawals per year and certain hardship withdrawals from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for withdrawal during employment). Partial payments on termination are generally limited to four per year and a minimum of $500.
Notes Receivable from Participants
The Plan permits participants, under certain circumstances, to borrow a minimum of $500 from their participant accounts (except with respect to amounts attributable to any CRCs, which are not available for loans).  Subject to certain Internal Revenue Code and Plan limits, a participant may not borrow more than the lesser of 50% of that participant's available account value, as defined in the Plan Document, or $50,000, adjusted for prior loans. The term of any loan is up to 4.5 years unless the loan is used to acquire a principal residence for which a term of up to 15 years may be permissible.  The interest rate applicable to participant loans is based on the monthly average of the composite yield on corporate bonds, published by Moody's Investors Service.  Prior to December 2009, the interest rates of individual loans were fixed for the shorter of the term of the loan or five years.  Effective December 2009, the interest rates for new loans are fixed for the term of the loan.
Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check, or other such methods as may be required.  Participants may repay the entire principal amount with written notice and without penalty.  A participant may have no more than two outstanding loans from the Plan at any time.
In the event of a loan default, the amount of the outstanding balance will be reported to the Internal Revenue Service in the year of the default as ordinary income.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

Participant Accounts
Each participant's account is credited with the participant's contributions and CRCs (as applicable) and allocation of (a) employer matching contributions and (b) investment results.  The benefit to which a participant is entitled is the value of the participant's vested account.
Vesting
Participants are fully vested in their employee contributions, employer matching contributions and related investment results.  Participants receiving CRCs and related earnings generally become vested in those amounts once the participant completes three years of service.
Forfeitures
During 2014 and 2013, forfeitures of approximately $8.3 million and $6.4 million, respectively, were used to reduce employer contributions in accordance with the terms of the Plan.
Plan Termination and Amendment

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions and to terminate the Plan in accordance with the provisions of ERISA.  If the Plan is terminated, each participant's interest will be payable in full according to the Plan provisions.  The Company also has the right under the Plan, to the extent permitted by law, to amend or replace the Plan for any reason.
Administrative and Investment Advisory Costs
Administrative costs of the Plan and investment advisory costs for the GE Stock Fund, ST Interest Fund and the Money Market Fund are generally borne by the Company.  For the registered investment companies, the Index Funds, and the TRD Funds, investment advisers receive a management fee for providing investment advisory services.  These management fees are reflected in interest and dividend income for the registered investment companies and in net appreciation in fair value of investments for the Index Funds and TRD Funds on the statements of changes in net assets available for plan benefits.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(2)            Summary of Significant Accounting Policies
(a)	Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
(b)	Investments
Plan investments are reported at fair value.  See notes 3 and 4 for additional information.
Investment transactions are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest income is earned from settlement date and recognized on the accrual basis.  The net appreciation (depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation (depreciation) of investments.
All portfolio securities of the Money Market Fund and any short-term money market instruments held by the ST Interest Fund with remaining maturities of sixty days or less at the time of purchase are valued on the basis of amortized cost, which approximates fair value.
More detailed information regarding these financial instruments, as well as the strategies and policies for their use, is contained in the documents described above under "Employee Contributions and Investment Options" in note 1.
(c)	Fair Value Measurements
For financial assets and liabilities, fair value is the price the Plan would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date.  In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.
Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions.  Preference is given to observable inputs.  These two types of inputs create the following fair value hierarchy:
Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The Company maintains policies and procedures to value investments using the best and most relevant data available.  In addition, the Company retains independent pricing vendors to assist in valuing certain investments.

The following section describes the valuation methodologies used to measure investments at fair value.

When available, quoted market prices are used to determine the fair value of investment securities, and they are included in Level 1.  Level 1 securities include GE common stock, registered investment companies,

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

certain short-term money market instruments, and U.S. Savings Bonds.

The Plan's ownership in the collective funds is carried at fair value based on the investment's net asset value per unit and is included in Level 2.

When quoted market prices are unobservable, pricing information is obtained from an independent pricing vendor.  The pricing vendor uses various pricing models for each asset class that are consistent with what other market participants would use.  The inputs and assumptions to the model of the pricing vendor are derived from market observable sources including: benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and other market-related data.  Since many fixed income securities do not trade on a daily basis, the methodology of the pricing vendor uses available information as applicable such as benchmark curves, benchmarking of like securities, sector groupings, and matrix pricing.  The pricing vendor considers available market observable inputs in determining the evaluation for a security.  Thus, certain securities may not be priced using quoted prices, but rather determined from market observable information.  These investments are included in Level 2 and primarily comprise securities in the ST Interest Fund.

The Money Market Fund securities are typically valued on the basis of amortized cost which approximates fair value and these are included in Level 2.  If it is determined that amortized cost does not approximate fair value, securities may be valued based on dealer supplied valuations or quotations.  In these infrequent circumstances, the pricing service may provide the Plan with valuations that are based on significant unobservable inputs, and in those circumstances, the investment securities are classified in Level 3.

Plan securities that are valued using techniques other than market quotations, particularly securities that are "fair valued," are subject to valuation risk.  The inputs or methodology used for valuing securities are not an indication of the risk associated with investing in those securities.

Annually, the Company conducts a review of the Plan's primary pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable as defined in the standard.  While the Company is not provided access to proprietary models of the vendor, the Company's review has included on-site walkthroughs of pricing processes, methodologies and control procedures for each asset class for which prices were provided.  The Company's review also includes an examination of the underlying inputs and assumptions for a sample of individual securities across asset classes, credit rating levels and various durations.  The Company believes that the prices received from the pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit price).

The Plan may use non-binding broker quotes as its primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics.  The Company has not adjusted the prices obtained from the brokers. Investment securities priced using non-binding broker quotes are included in Level 3.  As is the case with the primary pricing vendor, third-party brokers do not provide access to their proprietary valuation models, inputs and assumptions.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(d)	Notes Receivable from Participants
Loans to participants are recorded at the outstanding principal balance plus accrued interest.
(e)	Participant Withdrawals
Participant withdrawals are recorded when paid.  Included in participant withdrawals are GE Common Stock cash dividends paid to participants of approximately $41.8 million and $39.5 million during 2014 and 2013, respectively.
(f)	Management Estimates and Assumptions
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(3)	Investments

	A summary of the fair value of the Plan's investments at December 31, 2014 and 2013 follows.

		2014		2013

		(in thousands)

	GE Common Stock	$9,611,376	(a)	$11,164,812	(a)
	Registered Investment Companies:
	GE RSP Income Fund	1,953,643	(a)	1,929,004	(a)
	GE RSP U.S. Equity Fund	3,856,381	(a)	3,537,106	(a)
	GE Institutional International Equity Fund	1,182,034		1,368,707
	GE Institutional Small-Cap Equity Fund	1,233,143		1,271,933
	GE Institutional Strategic Investment Fund	621,420		603,891
	Total Registered Investment Companies	8,846,621		8,710,641

	Collective Funds:(b)
	GE Cash Plus Fund	-		4,072
	Non-U.S. Equity Index Fund	715,180		506,408
	U.S. Aggregate Bond Index Fund	526,829		352,577
	U.S. Large-Cap Equity Index Fund	2,831,061	(a)	2,167,930	(a)
	U.S. Mid-Cap Equity Index Fund	787,681		609,440
	U.S. Small-Cap Equity Index Fund	511,499		424,772
	U.S. Treasury Inflation-Protected Securities Index Fund	264,210		213,873
	Total Collective Funds	5,636,460		4,279,072

	Other Investments:(b)
	Short-Term Money Market Instruments	310,200		319,806
	U.S. Treasury and U.S. Government Agency Debt Obligations	1,801,151	(a)	2,229,166	(a)
	Commercial Mortgage-Backed and Asset-Backed Securities	221,777		79,383
	U.S. Savings Bonds	90,237		97,699
	Total Other Investments	2,423,365		2,726,054

	Total investments at fair value	$26,517,822		$26,880,579

	(a)	Investments representing more than 5% of the Plan's net assets.
	(b)	Target Retirement Date Funds are separate accounts that invest in a combination of Index Funds and the Money Market Fund representing a variety of asset classes. See Note 1(p).

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

The Plan's investments appreciated (depreciated) during 2014 and 2013 as follows.

	2014	2013

	(in thousands)

GE Common Stock	$(1,080,374)	$2,888,175
Registered Investment Companies	(211,969)	1,055,706
Collective Funds	406,712	764,776
Other Investments	494	1,377
	$(885,137)	$4,710,034

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and the statements of net assets available for plan benefits. The Plan offers alternatives that may mitigate participant risks, including the opportunity to diversify investments across multiple participant-directed fund elections including active and passively managed funds covering multiple asset classes.  Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the GE Stock Fund and the U.S. Bond Fund, which primarily invest in securities of a single issuer.
Investments other than the GE Stock Fund, the Money Market Fund and the U.S. Bond Fund may use various financial instruments such as options and futures, commonly referred to as derivatives, as a substitute for taking a long or a short position in an underlying asset, to increase returns, or as part of a hedging strategy.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(4)	Fair Value Measurements
	The Plan's investments measured at fair value on a recurring basis at December 31, 2014 follow.

	Level 1		Level 2	Level 3	Total

	(in thousands)

	GE Common Stock	$9,611,376	$-	$-	$9,611,376
	Registered Investment Companies	8,846,621	-	-	8,846,621
	Collective Funds	-	5,636,460	-	5,636,460
	Other Investments:
	Short-Term Money Market Instruments	53,942	256,258	-	310,200
	U.S. Treasury and U.S. Government Agency Debt Obligations	-	1,801,151	-	1,801,151
	Commercial Mortgage-Backed and Asset-Backed Securities	-	221,777	-	221,777
	U.S. Savings Bonds	90,237	-	-	90,237
	Total Other Investments	144,179	2,279,186	-	2,423,365
	Total investments at fair value	$18,602,176	$7,915,646	$-	$26,517,822

	The Plan's investments measured at fair value on a recurring basis at December 31, 2013 follow.

	Level 1		Level 2	Level 3	Total

	(in thousands)

	GE Common Stock	$11,164,812	$-	$-	$11,164,812
	Registered Investment Companies	8,710,641	-	-	8,710,641
	Collective Funds	-	4,279,072	-	4,279,072
	Other Investments:
	Short-Term Money Market Instruments	91,214	228,592	-	319,806
	U.S. Treasury and U.S. Government Agency Debt Obligations	-	2,229,166	-	2,229,166
	Commercial Mortgage-Backed and Asset-Backed Securities	-	79,383	-	79,383
	U.S. Savings Bonds	97,699	-	-	97,699
	Total Other Investments	188,913	2,537,141	-	2,726,054
	Total investments at fair value	$20,064,366	$6,816,213	$-	$26,880,579

Transfers into and out of levels are considered to occur at the beginning of the period.  There were no transfers between level one and level two during the years ended December 31, 2014 and 2013.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

 (5)            Parties in Interest

The Plan's recordkeeper, trustees, investment advisors and custodians described in Note 1, as well as the Company and Plan participants, are each a "party in interest" to the Plan as defined by ERISA.  Parties in interest to the Plan are noted in the Schedule H, Line 4i - schedule of assets.  Any fees paid by the Plan with respect to those or other transactions are described in the GE Retirement Savings Plan Supplemental Information document.  KPMG LLP, the auditor of the Plan's financial statements, is also a party in interest.

 (6)            Tax Status

The Internal Revenue Service has notified the Company by a letter dated April 24, 2014, that the Plan is qualified under the appropriate sections of the Internal Revenue Code ("IRC") and that the related trust is tax-exempt.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's counsel believe that the Plan's current design and operations comply in all material respects with the applicable requirements of the IRC, and that the letter remains valid.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution, the Company's matching contribution, and CRCs are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations.  These amounts and any investment results may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) of the Plan if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

(7)            Subsequent Events

Subsequent events after the statement of net assets available for plan benefits date through June 23, 2015, the date that the financial statements were issued, have been evaluated in the preparation of these financial statements.

GE RETIREMENT SAVINGS PLAN
Notes to Financial Statements
December 31, 2014 and 2013

(8)	Reconciliation of Financial Statements to Form 5500

Notes receivable from participants are classified as investments per Form 5500 instructions. In addition, any deemed distributions are not considered to be plan assets per Form 5500 and are excluded from notes receivable from participants.  However, these distributions remain a plan asset for purposes of these financial statements until a distributable event occurs and they are offset against plan assets.

A reconciliation of investments per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2014	2013
	(in thousands)

Total investments per financial statements	$26,517,822	$26,880,579

Total notes receivable per financial statements	434,171	426,859
Deemed distributions	(9,162)	(8,749)
Total notes receivable per Form 5500	425,009	418,110

Total investments per Form 5500	$26,942,831	$27,298,689

A reconciliation of total deductions from net assets per the financial statements to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

	2014	2013
	(in thousands)

Total deductions from net assets per financial statements	$2,135,958	$1,917,946
Deemed distributions offset against plan assets	(2,330)	(1,237)
New deemed distributions	2,743	1,844
Total expenses per Form 5500	$2,136,371	$1,918,553

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

Description		Shares	Cost (a)	Fair Value
Corporate Stocks - Common
GE Common Stock		380,347,277	$8,276,983,013	$9,611,375,690	(h)

Registered Investment Companies
GE RSP Income Fund		167,407,257	1,876,273,108	1,953,642,692	(c) (h)
GE RSP U.S. Equity Fund		71,006,830	3,054,414,845	3,856,380,943	(c) (h)
GE Institutional International Equity Fund		98,585,017	1,119,634,015	1,182,034,354	(c) (h)
GE Institutional Small-Cap Equity Fund		66,764,641	1,008,671,866	1,233,142,915	(c) (h)
GE Institutional Strategic Investment Fund		50,195,471	577,742,211	621,419,932	(c) (h)
Total Registered Investment Companies			7,636,736,045	8,846,620,836

Collective Funds
Non-U.S. Equity Index Fund			681,117,971	715,179,601
U.S. Aggregate Bond Index Fund			497,561,446	526,829,310
U.S. Large-Cap Equity Index Fund			1,879,903,620	2,831,061,038
U.S. Mid-Cap Equity Index Fund			589,351,226	787,681,188
U.S. Small-Cap Equity Index Fund			394,489,779	511,498,264
U.S. Treasury Inflation-Protected Securities Index Fund			259,823,282	264,210,234
Total Collective Funds			4,302,247,324	5,636,459,635

Other Investments
	Rate of Interest	Maturity	Cost (a)	Fair Value
Short-Term Money Market Instruments
BNP Paribas Tri Party Repo	0.050%	01/02/2015	75,000,000	75,000,000
Merrill Lynch Tri party Repo	0.070	01/02/2015	55,784,000	55,784,000
Morgan Stanley Tri Party Repo	0.080	01/02/2015	75,000,000	75,000,000
State Street Treasury Plus Fund	0.041	12/31/2030	50,473,917	50,473,917	(d) (h) (j)
Fidelity Institutional Money Market Government Portfolio (Class I)			53,942,185	53,942,185	(b) (h)
Total Short-Term Money Market Instruments			310,200,102	310,200,102

U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Mortgage Corp	0.000%	03/02/2015	3,999,400	3,999,400	(d) (k)
Federal Home Loan Mortgage Corp	0.000	01/09/2015	49,998,944	49,998,944	(d) (k)
Federal Home Loan Mortgage Corp	0.000	01/05/2015	17,499,835	17,499,835	(d) (k)
Federal Home Loan Mortgage Corp	0.000	01/12/2015	8,999,823	8,999,823	(d) (k)
Federal Home Loan Mortgage Corp	0.010	01/02/2015	29,999,967	29,999,967	(d)
Federal Home Loan Mortgage Corp	0.010	01/07/2015	24,999,791	24,999,791	(d)
Federal Home Loan Mortgage Corp	0.010	01/14/2015	13,999,482	13,999,482	(d)
Federal Home Loan Mortgage Corp	0.010	01/28/2015	24,998,766	24,998,766	(d)
Federal Home Loan Mortgage Corp	0.010	01/30/2015	20,998,816	20,998,816	(d)
Federal Home Loan Mortgage Corp	0.010	02/06/2015	47,996,070	47,996,070	(d)
Federal Home Loan Mortgage Corp	0.010	02/13/2015	29,996,560	29,996,560	(d)
Federal Home Loan Mortgage Corp	0.010	02/20/2015	14,998,021	14,998,021	(d)
Federal Home Loan Mortgage Corp	0.010	02/25/2015	19,996,792	19,996,792	(d)
Federal Home Loan Mortgage Corp	0.010	03/04/2015	10,997,973	10,997,973	(d)
Federal Home Loan Mortgage Corp	0.010	03/20/2015	16,993,481	16,993,481	(d)
Federal Home Loan Mortgage Corp	0.010	04/24/2015	7,117,318	7,117,318	(d)
Federal Home Loan Mortgage Corp	0.010	04/29/2015	8,697,350	8,697,350	(d)
Federal Home Loan Mortgage Corp	0.010	05/06/2015	14,994,792	14,994,792	(d)
Federal Home Loan Mortgage Corp	0.010	05/20/2015	2,188,901	2,188,901	(d)
Federal Home Loan Mortgage Corp	0.010	06/03/2015	3,997,646	3,997,646	(d)
Federal Home Loan Mortgage Corp	0.010	01/28/2015	17,999,460	17,999,460	(d)
Federal Home Loan Mortgage Corp	0.010	02/03/2015	14,998,763	14,998,763	(d)
Federal Home Loan Mortgage Corp	0.010	02/04/2015	14,998,796	14,998,796	(d)
Federal Home Loan Mortgage Corp	0.010	03/09/2015	7,998,734	7,998,734	(d)
Federal Home Loan Mortgage Corp	0.010	03/16/2015	9,998,047	9,998,047	(d)
Federal Home Loan Mortgage Corp	0.010	03/30/2015	2,217,431	2,217,431	(d)
Federal Home Loan Mortgage Corp	0.010	04/10/2015	7,097,950	7,097,950	(d)
Federal Home Loan Mortgage Corp	0.010	04/13/2015	23,592,645	23,592,645	(d)
Federal Home Loan Mortgage Corp	0.010	04/14/2015	9,997,282	9,997,282	(d)
Federal Home Loan Mortgage Corp	0.010	04/21/2015	6,997,968	6,997,968	(d)
Federal Home Loan Mortgage Corp	0.010	04/24/2015	1,999,372	1,999,372	(d)
Federal Home Loan Mortgage Corp	0.010	05/08/2015	24,992,063	24,992,063	(d)
Federal Home Loan Mortgage Corp	0.010	06/08/2015	22,986,842	22,986,842	(d)
Federal Home Loan Mortgage Corp	0.010	06/15/2015	9,993,217	9,993,217	(d)
Federal Home Loan Mortgage Corp	0.310	03/03/2015	15,005,918	15,005,918

See accompanying notes to schedule of assets on page 23.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

Other Investments, continued
Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal Home Loan Mortgage Corp	0.561%	07/15/2039	$40,671,085	$40,819,784	(e)
Federal Home Loan Mortgage Corp	1.111	12/15/2031	766,488	787,437	(e)
Federal Home Loan Mortgage Corp	7.000	04/01/2036	317,686	352,804
Federal Home Loan Mortgage Corp	7.000	11/01/2031	22,490	23,420
Federal Home Loan Mortgage Corp	7.000	04/01/2032	322,992	345,429
Federal Home Loan Mortgage Corp	7.000	04/01/2032	264,500	282,014
Federal Home Loan Mortgage Corp	7.000	06/01/2032	41,366	44,245
Federal Home Loan Mortgage Corp	7.000	10/01/2023	2,473	2,347
Federal Home Loan Mortgage Corp	7.500	01/01/2027	176,426	186,049
Federal Home Loan Mortgage Corp	7.500	01/01/2027	21,782	20,421
Federal Home Loan Mortgage Corp	8.000	05/01/2031	28,257	26,878
Federal Home Loan Mortgage Corp	8.500	03/01/2027	7,012	6,403
Federal Home Loan Mortgage Corp	9.250	12/01/2016	7,935	7,107
Federal National Mortgage Assoc.	0.000	01/07/2015	49,404,300	49,404,300	(d) (k)
Federal National Mortgage Assoc.	0.000	01/14/2015	28,999,021	28,999,021	(d) (k)
Federal National Mortgage Assoc.	0.010	02/02/2015	10,999,560	10,999,560	(d)
Federal National Mortgage Assoc.	0.010	03/18/2015	11,797,260	11,797,260	(d)
Federal National Mortgage Assoc.	0.010	04/01/2015	17,996,175	17,996,175	(d)
Federal National Mortgage Assoc.	0.010	04/02/2015	14,996,588	14,996,588	(d)
Federal National Mortgage Assoc.	0.010	04/15/2015	14,997,270	14,997,270	(d)
Federal National Mortgage Assoc.	0.010	04/16/2015	29,991,688	29,991,688	(d)
Federal National Mortgage Assoc.	0.010	06/10/2015	13,991,289	13,991,289	(d)
Federal National Mortgage Assoc.	0.100	05/25/2018	3,680	3,384	(e) (f)
Federal National Mortgage Assoc.	1.788	05/01/2033	1,024,090	1,046,169	(e)
Federal National Mortgage Assoc.	2.010	06/01/2033	87,213	86,794	(e)
Federal National Mortgage Assoc.	2.029	07/01/2033	717,466	740,679	(e)
Federal National Mortgage Assoc.	2.040	06/01/2033	953,979	979,559	(e)
Federal National Mortgage Assoc.	2.122	05/01/2033	69,978	70,367	(e)
Federal National Mortgage Assoc.	2.125	07/01/2033	1,188,438	1,238,005	(e)
Federal National Mortgage Assoc.	2.165	06/01/2033	738,713	757,992	(e)
Federal National Mortgage Assoc.	2.265	06/01/2033	6,194	6,008	(e)
Federal National Mortgage Assoc.	2.310	12/01/2032	322,679	330,455	(e)
Federal National Mortgage Assoc.	2.579	06/01/2033	333,289	337,404	(e)
Federal National Mortgage Assoc.	2.739	06/01/2033	150,193	149,005	(e)
Federal National Mortgage Assoc.	4.500	02/25/2040	4,818,335	4,977,603
Federal National Mortgage Assoc.	7.000	03/01/2029	58,993	63,907
Federal National Mortgage Assoc.	7.000	06/01/2031	16,093	15,367
Federal National Mortgage Assoc.	7.000	10/01/2031	246,822	259,880
Federal National Mortgage Assoc.	7.000	02/01/2017	21,221	21,006
Federal National Mortgage Assoc.	7.000	03/01/2017	20,834	19,906
Federal National Mortgage Assoc.	7.000	03/01/2017	9,145	8,874
Federal National Mortgage Assoc.	7.000	04/01/2017	23,664	22,556
Federal National Mortgage Assoc.	7.000	04/01/2017	17,171	16,237
Federal National Mortgage Assoc.	7.000	04/01/2017	12,497	12,009
Federal National Mortgage Assoc.	7.000	03/01/2017	44,608	43,856
Federal National Mortgage Assoc.	7.000	05/01/2017	26,786	25,329
Federal National Mortgage Assoc.	7.000	07/01/2017	31,646	31,063
Federal National Mortgage Assoc.	7.000	07/01/2017	85,241	83,951
Federal National Mortgage Assoc.	7.000	05/01/2017	25,986	24,661
Federal National Mortgage Assoc.	7.000	04/01/2033	120,609	122,281
Federal National Mortgage Assoc.	7.000	11/01/2033	242,626	254,129
Federal National Mortgage Assoc.	7.000	03/01/2034	21,715	20,387
Federal National Mortgage Assoc.	7.000	06/01/2034	136,931	140,575
Federal National Mortgage Assoc.	7.000	01/01/2035	146,604	150,362
Federal National Mortgage Assoc.	7.000	01/01/2036	230,063	240,575
Federal National Mortgage Assoc.	7.000	05/01/2035	86,273	86,264
Federal National Mortgage Assoc.	7.000	05/01/2035	431,984	473,830
Federal National Mortgage Assoc.	7.000	04/01/2036	106,761	108,567
Federal National Mortgage Assoc.	7.500	05/01/2026	11,347	10,798
Federal National Mortgage Assoc.	7.500	01/01/2025	189,056	198,708
Federal National Mortgage Assoc.	7.500	11/01/2021	22,912	23,105
Federal National Mortgage Assoc.	7.500	02/01/2031	114,196	131,724
Federal National Mortgage Assoc.	7.500	04/01/2016	12,217	11,543
Federal National Mortgage Assoc.	7.500	07/01/2027	78,788	79,983
Federal National Mortgage Assoc.	7.500	04/01/2032	77,025	76,109
Federal National Mortgage Assoc.	7.500	06/01/2032	79,219	84,877
Federal National Mortgage Assoc.	7.500	10/01/2030	27,109	25,897
Federal National Mortgage Assoc.	7.500	04/01/2033	50,178	48,192

See accompanying notes to schedule of assets on page 23.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

Other Investments, continued
Description	Rate of Interest	Maturity	Cost (a)	Fair Value
U.S. Treasury and U.S. Government Agency Debt Obligations
Federal National Mortgage Assoc.	7.500%	11/01/2033	$29,024	$27,382
Federal National Mortgage Assoc.	7.500	03/01/2034	155,528	161,775
Federal National Mortgage Assoc.	7.500	05/01/2034	61,016	58,402
Federal National Mortgage Assoc.	8.000	05/01/2032	29,081	27,659
Federal National Mortgage Assoc.	8.000	03/01/2032	211,525	231,613
Federal National Mortgage Assoc.	8.000	11/01/2033	36,483	34,265
Federal National Mortgage Assoc.	8.500	08/01/2030	40,995	41,891
Federal National Mortgage Assoc.	8.500	06/01/2028	34,186	31,786
Federal National Mortgage Assoc.	8.500	08/01/2029	62,073	63,214
Federal National Mortgage Assoc.	9.500	09/01/2021	19,639	17,182
Government National Mortgage Assoc.	7.000	05/15/2032	115,707	120,156
Government National Mortgage Assoc.	7.000	11/15/2032	50,054	48,497
Government National Mortgage Assoc.	7.000	03/15/2031	80,716	82,840
Government National Mortgage Assoc.	7.000	12/15/2018	44,332	43,674
Government National Mortgage Assoc.	7.000	11/15/2023	157,656	162,016
Government National Mortgage Assoc.	7.500	05/15/2031	78,819	78,629
Government National Mortgage Assoc.	7.500	03/15/2031	15,081	15,063
Government National Mortgage Assoc.	7.500	01/15/2031	225,568	247,435
Government National Mortgage Assoc.	7.500	01/15/2031	48,111	46,667
Government National Mortgage Assoc.	7.500	09/15/2031	146,034	152,003
Government National Mortgage Assoc.	7.500	07/15/2031	143,983	155,740
Government National Mortgage Assoc.	7.500	12/15/2018	101,131	99,284
Government National Mortgage Assoc.	9.000	11/15/2017	10,834	10,421
U.S. Treasury Bills	0.001	02/12/2015	24,998,615	24,998,615	(d)
U.S. Treasury Bills	0.001	03/19/2015	24,997,540	24,997,540	(d)
U.S. Treasury Bills	0.001	03/26/2015	24,997,521	24,997,521	(d)
U.S. Treasury Bills	0.010	01/22/2015	84,998,192	84,998,192	(d)
U.S. Treasury Bills	0.001	01/02/2015	94,999,971	94,999,971	(d)
U.S. Treasury Bills	0.001	01/15/2015	49,999,844	49,999,844	(d)
U.S. Treasury Bills	0.010	01/29/2015	29,998,600	29,998,600	(d)
U.S. Treasury Bills	0.010	02/05/2015	19,999,008	19,999,008	(d)
U.S. Treasury Bills	0.010	03/05/2015	29,997,375	29,997,375	(d)
U.S. Treasury Bills	0.001	03/12/2015	29,997,229	29,997,229	(d)
U.S. Treasury Bills	0.001	01/08/2015	49,999,821	49,999,821	(d)
U.S. Treasury Bills	0.100	02/19/2015	29,997,815	29,997,815	(d)
U.S. Treasury Notes	1.500	11/30/2019	53,819,674	53,888,820
U.S. Treasury Notes	0.250	01/31/2015	64,155,570	64,157,506
U.S. Treasury Notes	0.750	01/15/2017	92,776,823	92,681,609	(g)
U.S. Treasury Notes	0.375	10/31/2016	279,858,077	279,402,184
Total U.S. Treasury and U.S. Government Agency Debt Obligations			1,800,897,677	1,801,150,881

Commercial Mortgage-Backed and Asset-Backed Securities
American Axle + MFG	5.125	02/15/2019	1,996,511	2,007,360
BHMS Mortgage	1.657	07/05/2033	25,000,000	24,880,525	(e) (i)
Blueline Rental Finance	7.000	02/01/2019	1,017,336	1,025,000	(i)
Bombardier Inc.	6.000	10/15/2022	2,958,412	3,030,000	(i)
CD Commercial Mtg	5.366	12/11/2049	5,247,461	5,185,265	(e)
Citigroup Commercial Mtg	0.911	06/15/2033	37,001,250	37,035,224	(e) (i)
Citigroup Commercial Mtg	1.211	06/15/2033	27,951,797	27,916,768	(e) (i)
Comm Mtg Trust	1.059	06/11/2027	50,000,000	49,918,000	(e) (i)
Cott Beverages Inc.	6.750	01/01/2020	990,073	1,000,000	(i)
General Motors Co	3.500	10/02/2018	10,225,249	10,200,000
Invitation Homes Trust	1.262	09/17/2031	7,500,000	7,406,835	(e) (i)
JP Morgan	5.955	02/15/2051	24,289,107	23,718,934	(e)
LB UBS Commercial Mtg	6.114	07/15/2040	11,084,375	10,840,520	(e)
Medtronic Inc. Co	2.500	03/15/2020	6,993,007	7,018,361	(i)
Morgan Stanley Capital	5.660	10/15/2042	4,207,031	4,179,052	(e)
United Rentals North Am Co	6.125	06/15/2023	5,147,056	5,250,000
United Rentals North Am Co	7.375	05/15/2020	1,067,829	1,080,000
Vendee Mtg	0.194	10/15/2026	86,899	85,550	(e) (f)
Total Commercial Mortgage-Backed and Asset-Backed Securities			222,763,393	221,777,394

See accompanying notes to schedule of assets on page 23.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

Other Investments, continued
Description
U.S. Savings Bonds - Held in trust		Units	Cost (a)	Fair Value
1984 U.S. SAVINGS BOND EE SERIES		6	$300	$1,384
1985 U.S. SAVINGS BOND EE SERIES		7,624	381,200	1,706,206
1986 U.S. SAVINGS BOND EE SERIES		28,769	1,438,450	6,090,414
1987 U.S. SAVINGS BOND EE SERIES		29,505	1,475,250	5,484,606
1988 U.S. SAVINGS BOND EE SERIES		32,872	1,643,600	5,876,121
1989 U.S. SAVINGS BOND EE SERIES		45,944	2,297,200	7,892,561
1990 U.S. SAVINGS BOND EE SERIES		47,656	2,382,800	7,864,941
1991 U.S. SAVINGS BOND EE SERIES		49,478	2,473,900	7,852,874
1992 U.S. SAVINGS BOND EE SERIES		71,378	3,568,900	10,877,760
1993 U.S. SAVINGS BOND EE SERIES		51,218	2,560,900	6,253,831
1994 U.S. SAVINGS BOND EE SERIES		41,752	2,087,600	4,703,619
1995 U.S. SAVINGS BOND EE SERIES		12,962	648,100	1,390,601
1996 U.S. SAVINGS BOND EE SERIES		72	3,600	7,271
1997 U.S. SAVINGS BOND EE SERIES		106	5,300	10,640
1998 U.S. SAVINGS BOND EE SERIES		177	8,850	14,623
1999 U.S. SAVINGS BOND EE SERIES		340	17,000	26,900
2000 U.S. SAVINGS BOND EE SERIES		438	21,900	32,962
2001 U.S. SAVINGS BOND EE SERIES		573	28,650	40,896
2002 U.S. SAVINGS BOND EE SERIES		626	31,300	42,771
2003 U.S. SAVINGS BOND EE SERIES		1,190	59,500	78,600
2004 U.S. SAVINGS BOND EE SERIES		1,720	86,000	110,376
2005 U.S. SAVINGS BOND EE SERIES		2,100	105,000	141,116
2006 U.S. SAVINGS BOND EE SERIES		2,964	148,200	198,930
2007 U.S. SAVINGS BOND EE SERIES		4,393	219,650	282,689
2008 U.S. SAVINGS BOND EE SERIES		4,990	249,500	282,719
2009 U.S. SAVINGS BOND EE SERIES		8,685	434,250	456,823
2010 U.S. SAVINGS BOND EE SERIES		13,469	673,450	710,243
2011 U.S. SAVINGS BOND EE SERIES		11,738	586,900	603,655
2012 U.S. SAVINGS BOND EE SERIES		11,921	596,050	604,022
2013 U.S. SAVINGS BOND EE SERIES		18,249	912,450	914,226
2014 U.S. SAVINGS BOND EE SERIES		21,369	1,068,450	1,068,450
			26,214,200	71,622,830
U.S. Savings Bonds - Held in custody
2012 U.S. SAVINGS BOND EE SERIES		138,432	6,921,600	7,011,623
2013 U.S. SAVINGS BOND EE SERIES		135,034	6,751,700	6,764,671
2014 U.S. SAVINGS BOND EE SERIES		96,766	4,838,300	4,838,300
			18,511,600	18,614,594
Total U.S. Savings Bonds			44,725,800	90,237,424

Total Other Investments			2,378,586,972	2,423,365,801

Total Investments			22,594,553,354	26,517,821,962

Notes Receivable from Participants	Rate of Interest	Maturity	Cost (a)	Fair Value

Various (54,794 notes receivables)	3.92-9.26%	1 month- 15 years	-	425,009,053	(h)

Total Notes Receivable from Participants			-	425,009,053

Total Assets (Held at End of Year)			$22,594,553,354	$26,942,831,015

See accompanying Report of Independent Registered Public Accounting Firm

See accompanying notes to schedule of assets on page 23.
(continued)

GE RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2014

Notes to Schedule of Assets:

(a)
Cost of securities is the price at which underlying shares in the investment options were purchased, including shares purchased with reinvested interest and dividends. In addition, cost of securities includes gains and losses on realized participant investment switches and is decreased for withdrawals on an average cost basis by individual participant.

(b)	Funds managed by an affiliate of Fidelity Management Trust Company (FMTC).
(c)	Funds managed by GEAM, a wholly owned subsidiary of the Company.
(d)	Coupon amount represents effective yield.
(e)	Variable or floating rate of security. The stated rate represents the rate at December 31, 2014.
(f)
Interest only security. These securities represent the right to receive the monthly interest payments on an underlying pool of mortgages. Payments of principal on the pool reduce the value of the "interest only" holding.

(g)	At December 31, 2014, a portion of this security was pledged to cover collateral requirements for futures.
(h)	Represents a party-in-interest to the Plan.
(i)
Pursuant to Rule 144A of the Securities Act of 1933, as amended, these securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014, these securities amounted to $159,230,713 or 19.91% of the net assets of the GE RSP Short Term Interest Fund. These securities have been determined to be liquid using procedures established by the Fund's Board of Trustees.

(j)	Sponsored by SSgA Funds Management, Inc., an affiliate of State Street Bank & Trust Co., the Fund's sub-administrator, custodian and accounting agent.
(k)	Rate of interest is less than .001.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GE Retirement Savings Plan
June 23, 2015	/s/ Jan R. Hauser
Date	Jan R. Hauser Vice President and Controller General Electric Company